FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September , 2009

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA FLUOR SIGNS US$638 MILLION CLEAN FUELS CONTRACTS WITH PEMEX

Cadereyta and Madero Refineries Undergo EPC Expansions

Mexico City, September 14, 2009 – ICA Fluor, the industrial construction and engineering joint venture of Empresas ICA, S.A.B de C.V. (BMV and NYSE: ICA) and Fluor Corporation (NYSE: FLR) announced that Mexico’s state-owned oil company PEMEX Refining signed the engineering, procurement and construction (EPC) contracts with the company for two low sulfur gasoline projects in Mexico.

The US$638 million mixed price contracts are part of PEMEX’S clean fuels program and were awarded to ICA Fluor through an international public bidding process on August 20, 2009.

ICA Fluor is responsible for the EPC, testing and start-up that includes the installation of the catalytic gasoline desulfurization plants, the amine regeneration units, offsites, utilities and integration for the existing Hector R. Lara Sosa Refinery in Cadereyta, Nuevo Leon and the Francisco I. Madero Refinery located in Ciudad Madero, Tamaulipas.

The Cadereyta refinery project includes a 42,500 barrel-per-day catalytic distillation train, the associated amine regeneration unit, flare and all ancillary facilities.

The Madero refinery project includes two 20,000 barrel per day catalytic distillation plants, the associated amine regeneration units, flare and all ancillary facilities. The work is scheduled to be executed over a term of 44 months.

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only projections of future events based on assumptions and estimates ICA believes to be reasonable, but these projections may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Luciana Garcia (5255) 5272 9991 x 3697 luciana.garcia@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx

PRESS RELEASE

ICA Fluor is the leading industrial engineering-construction company in Mexico, dedicated to the engineering, procurement, construction and maintenance of industrial facilities in the oil and gas, chemical, petrochemical, automotive, power, mining and telecommunication industries.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Fluor Corporation (NYSE: FLR) designs, builds and maintains many of the world's most challenging and complex projects. Through its global network of offices on six continents, the company provides comprehensive capabilities and world-class expertise in the fields of engineering, procurement, construction, commissioning, operations, maintenance and project management. Headquartered in Irving, Texas, Fluor is a FORTUNE 200 company and had revenues of $22.3 billion in 2008. For more information visit www.fluor.com.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2009

Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer